                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 59

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.    Approximate date of proposed public offering:  September 15, 1999.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                Preliminary Prospectus Dated September 7, 1999

                             Subject to Completion

                         Nuveen Unit Trusts - Series 59

     The final Prospectus for a Prior Series is hereby used as part of a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     (Incorporated herein by reference is the final prospectus from Nuveen Unit Trusts, Series 15 (Registration No. 333-53773) as filed on July 16, 1998, which shall be used as a preliminary prospectus for Nuveen Unit Trusts, Series 59.)

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co, Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf on Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustees (to be supplied by amendment).

4.2  Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4  Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).


C.   Explanatory Note

     This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.   Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 59 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 7th day of September, 1999.

                                        NUVEEN UNIT TRUSTS, SERIES 59
                                                  (Registrant)


                                        By  JOHN NUVEEN & CO. INCORPORATED
                                                  (Depositor)



                                        By /s/   Thomas C. Muntz
                                           -------------------------------
                                                 Vice President


                                        Attest /s/   Karen L. Healy
                                               ---------------------------
                                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors   )
                           Chief Executive Officer        )
                           and Director                   )   /s/ Larry W. Martin
                                                          )   ------------------
John P. Amboian            Chief Financial Officer and    )     Larry W. Martin
                           Executive Vice President       )   Attorney-in-Fact**
                                                          )
Margaret E. Wilson         Vice President and             )    September 7, 1999
                           Controller                     )
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger were filed as
Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.

                                  Memorandum

                    Re:  Nuveen Unit Trusts, Series 59

     The list of securities comprising each trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trusts in the fund and the statement of condition of the new fund will be filed by amendment.

                                   1940 Act

                             Forms N-8A and N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Nuveen Unit Trusts, Series 1 (File No. 811-08103).

                                   1933 Act

                                 The Indenture

     The form of the proposed Trust Indenture and Agreement is expected to be in all respects consistent with the form of Trust Indenture and Agreement dated May 29, 1997 relative to Nuveen Unit Trusts, Series 4.

                               Chapman and Cutler

Chicago, Illinois
September 7, 1999

                               September 7, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attention:  Filing Desk
            Stop 1-4

       Re:  Nuveen Unit Trusts, Series 59
            -----------------------------

Gentlemen:

     Enclosed please find a copy of the initial Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of Units representing the ownership of interests in the subject Fund. This initial Registration Statement is filed with the Securities and Exchange Commission (the "Commission") on September 7, 1999 on behalf of John Nuveen & Co. Incorporated (the "Sponsor").

     Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the 1934 Act.

     No notification of registration or Registration Statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under the 1940 Act (File No. 811-08103) are intended to apply not only to that series of the Fund, but to all "subsequent series" as well.

     The Fund is comprised of the following unit investment trust: (1) Nuveen-Standard & Poor's Quality Buyback Portfolio, September 1999. In its operation and structure, the Fund is substantially similar to the prior series of Nuveen Unit Trusts, Series 57, previously filed with the Commission on August 16, 1999.

     We are advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about September 15, 1999 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit

Securities and Exchange Commission
September 7, 1999
Page Two


is expected to be filed with the Commission at that time pursuant to Rule 487 under the Securities Act of 1933.

     In the event that you may have any questions with regard hereto or if there is any way which we can be of assistance, please do not hesitate to telephone Eric F. Fess collect at (312) 845-3781 or Morrison C. Warren (312) 845-3484.

                                       Very truly yours,


                                       Chapman and Cutler